                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  ANNUAL REPORT

                   PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED OCTOBER 31, 2001
                          COMMISSION FILE NUMBER 1-4171

                                KELLOGG COMPANY
                           SAVINGS AND INVESTMENT PLAN
                            (Full Title of the Plan)

                                 --------------

                                 KELLOGG COMPANY
                                (Name of Issuer)

                               ONE KELLOGG SQUARE
                        BATTLE CREEK, MICHIGAN 49016-3599
                          (Principal Executive Office)

KELLOGG COMPANY
SAVINGS AND INVESTMENT PLAN


INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

                                                                                                 PAGE

REPORT OF INDEPENDENT ACCOUNTANTS                                                                  1

FINANCIAL STATEMENTS AS OF OCTOBER 31, 2001
  AND 2000 AND FOR THE YEARS THEN ENDED:

   Statement of net assets available for benefits                                                  2

   Statement of changes in net assets available for benefits                                       3

   Notes to financial statements                                                                  4-9

ADDITIONAL INFORMATION:

   Schedule of assets (held at end of year) - October 31, 2001                                    10

   Schedule of reportable transactions - Year Ended October 31, 2001                              11

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees and Participants of the
Kellogg Company Savings
and Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Savings and Investment Plan (the "Plan") at October 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers  LLP

Battle Creek, Michigan
April 5, 2002

KELLOGG COMPANY                                                                2
SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                        OCTOBER 31,
                                                    2001           2000
ASSETS:
Receivables:
    Employer contributions                       $      5,608   $          -
    Employee contributions                             22,449
    Interest                                              934
                                                 ------------   ------------

      Total receivables                                28,991              -
                                                 ------------   ------------

Investments:
    Plan's interest in Master Trust               425,504,045    472,394,424
    Loans to participants                           4,125,981      4,217,598
                                                 ------------   ------------

      Total investments                           429,630,026    476,612,022
                                                 ------------   ------------

Total assets                                      429,659,017    476,612,022
                                                 ------------   ------------

LIABILITIES:
Benefits payable                                                      17,041
Investment services fees                               24,292         26,615
                                                 ------------   ------------

Total liabilities                                      24,292         43,656
                                                 ------------   ------------

Net assets available for benefits                $429,634,725   $476,568,366
                                                 ============   ============

See accompanying notes to financial statements

KELLOGG COMPANY                                                                3
SAVINGS AND INVESTMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                  OCTOBER 31,
                                                             2001             2000
Contributions:
    Employer                                             $   5,959,618    $   6,191,555
    Employee                                                15,713,791       16,347,944
    Rollovers from other qualified plans                       749,021       10,457,407
                                                         -------------    -------------

      Total contributions                                   22,422,430       32,996,906
                                                         -------------    -------------

Earnings on Investments:
    Plan's interest in (loss) income of Master Trust       (18,700,675)       8,481,098
    Interest income                                            378,683          383,476
    Trustee fees                                               (92,909)         (90,814)
    Administrative fees                                       (495,313)        (151,307)
                                                         -------------    -------------

      Total (loss) earnings on investments, net            (18,910,214)       8,622,453
                                                         -------------    -------------

Participant withdrawals                                    (50,539,117)     (74,776,476)
Net transfers between Plans                                     93,260
                                                         -------------    -------------

Net decrease                                               (46,933,641)     (33,157,117)

Net assets available for benefits at beginning of year     476,568,366      509,725,483
                                                         -------------    -------------

Net assets available for benefits at end of year         $ 429,634,725    $ 476,568,366
                                                         -------------    -------------

See accompanying notes to financial statements

KELLOGG COMPANY                                                                4
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The Kellogg Company Savings and Investment Plan ("the Plan") operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. Through October 31, 1999, the Plan was named the Kellogg Company Salaried Savings and Investment Plan. On November 1,1999, the Plan name was amended to be the Kellogg Company Savings and Investment Plan. The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan.

     INVESTMENTS

     All investments are reported at current quoted market values except for guaranteed insurance contracts, which are reported at contract value and represent contributions made plus interest at the contract rate. These contracts are maintained in the Stable Value Fund of the Kellogg Company Master Trust.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     ALLOCATION OF NET INVESTMENT INCOME TO PARTICIPANTS

     Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.   PROVISIONS OF THE PLAN

     PLAN ADMINISTRATION

     The Plan is administered by the ERISA Administration Committee appointed by Kellogg Company.

     PLAN PARTICIPATION

     Generally, all salaried employees of Kellogg Company and its U.S. subsidiaries and employees of the Company's Worthington Foods subsidiary covered by a collective bargaining agreement are eligible to participate in the Plan.

KELLOGG COMPANY                                                                5
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.   PROVISIONS OF THE PLAN (CONTINUED)

     Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 21 percent of their annual wages. Total deferrals in any taxable year may not exceed $10,500. Employee contributions not exceeding 5 percent of wages are matched by Kellogg Company at an 80 percent rate, with 12.5 percent of the Company match restricted for investment in the Kellogg Company stock fund. Employees may contribute to the Plan from their date of hire; however, the monthly contributions are not matched by the Company until the participant has completed one year of service.

     Participants of the Plan may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of one percent. Following is a summary of the Plan's investment options:

        The BOND INDEX FUND invests only in top-rated securities, as well as certain mortgage-backed securities to compensate for yield. This fund seeks to meet or exceed the total return of the Lehman Brothers Government/Corporate Bond Index, a standard benchmark for this type of fund.

        The STABLE VALUE FUND invests primarily in investment contracts issued by a diversified group of insurance companies and other financial institutions. This fund seeks to provide a generally steady level of current income, plus stability of principal.

        The U.S. EQUITY INDEX FUND buys and holds securities in the same capitalization weight ratio as they appear in the S&P 500 Index. Securities are traded only when there is contribution or redemption activity, a change in the composition of the S&P 500 Index or the receipt of dividend income.

        The KELLOGG COMPANY STOCK FUND provides returns in the form of dividend income and stock price changes. Return is based solely on the Company's stock performance.

        The LARGE COMPANY EQUITY FUND is a value-oriented growth and income fund. The fund seeks investment opportunities in U.S. common stocks that are not overly recommended and are considered to be good values.

        The SMALL COMPANY EQUITY FUND invests primarily in common stocks of small, rapidly growing U.S. companies. The fund seeks to provide long-term growth of capital and income by investing in U.S.-based equity securities.

        The INTERNATIONAL EQUITY FUND invests in common and preferred stocks, convertibles, American Depositary Receipts, Global Depositary Receipts, bonds (generally rated "A" or better), government securities, nonconvertible preferred stocks, and cash. At least 65% of assets will be invested in issuers in Europe or the Pacific Basin.

        The CONSERVATIVE PRE-MIXED FUND is a combination of the Fixed Income Fund (10%), the Bond Index Fund (50%), the U.S. Equity Index Fund (20%), the International Equity Fund (10%) and the Small Company Equity Fund (10%).

KELLOGG COMPANY                                                                6
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.   PROVISIONS OF THE PLAN (CONTINUED)

        The AGGRESSIVE PRE-MIXED FUND is a combination of the U.S. Equity Index Fund (25%), the Large Company Equity Fund (25%), the International Equity Fund (20%) and the Small Company Equity Fund (30%).

     VESTING

     Participant account balances are fully vested.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan fund and the other funds. Loan terms range from 12 to 60 months. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through monthly payroll deductions. Loans that are considered to be uncollectible at year end result in the outstanding principal being considered a hardship withdrawal from the participant's plan account.

     PARTICIPANT DISTRIBUTIONS

     Participants may elect to withdraw all or a portion of their contributions made after October 31, 1978, plus related net investment income. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations. Under certain circumstances and subject to approval by the Trustees, participants may request withdrawal of a portion of Company contributions and their own contributions made prior to November 1, 1978, including net investment income thereon.

     Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is less than $5,000, the terminated participant will receive the account balance in a lump sum.

     Participants are eligible to retire from the Company at age 62, upon reaching 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant's account balance may be received in a lump sum or installment payments.

     TERMINATION

     While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account of each participant will be fully vested.

KELLOGG COMPANY                                                               7
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



3.   INCOME TAX STATUS

     The Plan administrator has received a favorable letter from the Internal Revenue Service dated November 25, 1996 regarding the Plan's qualification under applicable income tax regulations as an entity exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.   KELLOGG COMPANY MASTER TRUST

     Through May 31, 2001, assets of the Plan have been combined for investment purposes with assets of the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan and Kellogg Company sponsored pension plans in the Kellogg Company Master Trust. On June 1, 2001, the assets of the Kellogg Company sponsored pension plans were transferred from the Kellogg Company Master Trust to the Kellogg Company Master Retirement Trust.

     The Plan has an undivided interest in the net assets held in the Kellogg Company Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan's funds available for investment during the year.

     Kellogg Company Master Trust net assets at October 31, 2001 and 2000 and the changes in net assets for the periods then ended are as follows:

KELLOGG COMPANY                                                                8
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
4. KELLOGG COMPANY MASTER TRUST (CONTINUED)
                          KELLOGG COMPANY MASTER TRUST
     SCHEDULE OF ASSETS AND LIABILITIES FOR MASTER TRUST INVESTMENT ACCOUNTS

                                                  PENSION PLANS         SAVINGS & INVESTMENT PLANS                TOTAL

                                            10/31/01        10/31/00        10/31/01       10/31/00      10/31/01         10/31/00
                                         ----------------------------- ----------------------------- ------------------------------
CASH/EQUIVALENTS:
       Non-Interest Bearing               $        0    $           0   $          0   $    190,786  $          0   $      190,786
       Interest Bearing Cash                                   23,743   $ 15,268,851        472,627    15,268,851          496,370
                                         ----------------------------- ----------------------------- ------------------------------
             TOTAL CASH/EQUIVALENTS                            23,743     15,268,851        663,413    15,268,851          687,156
                                         ----------------------------- ----------------------------- ------------------------------
RECEIVABLES                                                39,320,271      2,472,616      3,323,841     2,472,616       42,644,112
                                         ----------------------------- ----------------------------- ------------------------------
GENERAL INVESTMENTS:
       Long Term U.S. Gov't Securities                    194,205,671     20,021,549     10,019,273    20,021,549      204,224,944
       Short Term U.S. Gov't Securities                       (28,334)     2,077,233                    2,077,233          (28,334)
       Corporate Debt - Long Term                         100,421,709     10,902,625      6,747,697    10,902,625      107,169,406
       Corporate Debt - Short Term                                         2,758,280                    2,758,280
       Corporate Stocks - Preferred                           902,900                                                      902,900
       Corporate Stocks - Convertible                       1,060,539                                                    1,060,539
       Corporate Stocks - Common                          651,736,336    334,188,529    454,948,112   334,188,529    1,106,684,448
       Real Estate Pooled Funds                             7,654,432                                                    7,654,432
       Value of Interest in Pooled Funds                   24,333,746                    14,015,544                     38,349,290
       Guaranteed Investment Contracts                                   531,282,331    499,923,163   531,282,331      499,923,163
                                         ----------------------------- ----------------------------- ------------------------------
             TOTAL INVESTMENTS                            980,286,999    901,230,547    985,653,789   901,230,547    1,965,940,788
                                         ----------------------------- ----------------------------- ------------------------------
             TOTAL ASSETS                               1,019,631,013    918,972,014    989,641,043   918,972,014    2,009,272,056
                                         ----------------------------- ----------------------------- ------------------------------
PAYABLES
       Unsettled Trades                                  (138,538,930)    (6,755,042)      (347,078)   (6,755,042)    (138,886,008)
       Investment Service Fees                               (983,952)                                                    (983,952)
                                         ----------------------------- ----------------------------- ------------------------------
             TOTAL LIABILITIES                           (139,522,882)    (6,755,042)      (347,078)   (6,755,042)    (139,869,960)
                                         ----------------------------- ----------------------------- ------------------------------
             NET ASSETS                   $        0    $ 880,108,131   $912,216,972   $989,293,965  $912,216,972   $1,869,402,096
                                         ============================= ============================= ==============================

Percentage Interest held by the Plan                                            46.6%          47.8%         46.6%            25.3%


KELLOGG COMPANY                                                                9
SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
4. KELLOGG COMPANY MASTER TRUST (CONTINUED)

                          KELLOGG COMPANY MASTER TRUST
             SCHEDULE OF INCOME AND EXPENSES, CHANGES IN NET ASSETS
  AND NET INCREASE (DECREASE) IN NET ASSETS OF MASTER TRUST INVESTMENT ACCOUNTS

                                             PENSION PLANS            SAVINGS & INVESTMENT PLANS                 TOTAL

                                       10/31/01        10/31/00        10/31/01        10/31/00         10/31/01          10/31/00
                                   ------------------------------- ------------------------------- ---------------------------------
Transfer of Assets Into
    Investment Account              $  36,648,054   $  43,770,563   $ 714,055,873   $ 634,660,118   $  750,703,927   $  678,430,681
Earnings on Investments
    Interest                            8,833,924      13,452,506      32,788,527      34,233,989       41,622,451       47,686,495
    Dividends                           2,952,001       4,332,396       4,335,875       4,300,646        7,287,876        8,633,042
    Corporate Actions                                     247,797                                                           247,797
    Pooled Fund Income                    221,702         471,987                                          221,702          471,987
    Miscellaneous                         (97,541)        (57,530)                             (3)         (97,541)         (57,533)
    Net Realized Gain/(Loss)           32,433,806      75,156,499      (7,923,772)     23,830,925       24,510,034       98,987,424
                                   ------------------------------- ------------------------------- ---------------------------------
TOTAL ADDITIONS                        80,991,946     137,374,218     743,256,503     697,025,675      824,248,449      834,399,893
                                   ------------------------------- ------------------------------- ---------------------------------
Transfer of Assets Out of
    Investment Account                (68,736,883)    (98,028,663)   (771,745,394)   (800,395,482)    (840,482,277)    (898,424,145)
Fees and Commissions                     (909,924)     (3,257,254)       (502,897)       (541,627)      (1,412,821)      (3,798,881)
Transfers To Kellogg Company
    Master Retirement Trust          (839,885,857)                                                    (839,885,857)
                                   ------------------------------- ------------------------------- ---------------------------------
TOTAL DISTRIBUTIONS                  (909,532,664)   (101,285,917)   (772,248,291)   (800,937,109)  (1,681,780,955)    (902,223,026)
                                   ------------------------------- ------------------------------- ---------------------------------
Change in Unrealized Appreciation     (51,567,413)    (34,599,231)    (48,085,205)    (45,648,925)     (99,652,618)     (80,248,156)
                                   ------------------------------- ------------------------------- ---------------------------------
NET CHANGE IN ASSETS                 (880,108,131)      1,489,070     (77,076,993)   (149,560,359)    (957,185,124)    (148,071,289)
Net Assets at Beginning of Year       880,108,131     878,619,061     989,293,965   1,138,854,324    1,869,402,096    2,017,473,385
                                   ------------------------------- ------------------------------- ---------------------------------
Net Assets at End of Year           $           0   $ 880,108,131   $ 912,216,972   $ 989,293,965   $  912,216,972   $1,869,402,096
                                   =============================== =============================== =================================

KELLOGG COMPANY                                                               10
SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) - OCTOBER 31, 2001
--------------------------------------------------------------------------------

                                                                                MARKET
SECURITY DESCRIPTION                                     COST                   VALUE
Loans to participants                                $            -          $   4,125,981
                                                    ----------------        ---------------

KELLOGG COMPANY                                                               11
SAVINGS AND INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS - YEAR ENDED OCTOBER 31, 2001
--------------------------------------------------------------------------------

                                               CURRENT VALUE AT TRANSACTION DATE
                                              -----------------------------------        COST OF               NET
                                                    NET                   NET           SECURITIES           REALIZED
IDENTITY OF ISSUE                             PURCHASE PRICE          SALES PRICE          SOLD                GAIN
None

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

         Date:  April 29, 2002          Kellogg Company Savings and
                                        Investment Plan



                                                /s/ John A. Bryant
                                        -------------------------------------
                                        John A. Bryant
                                        Senior Vice President and Chief
                                        Financial Officer, Kellogg Company

                         EXHIBIT                                         PAGE

                           23       Consent of Independent Accountants    14